SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 7)*

Stratasys Ltd.

(Name of Issuer)

Ordinary Shares, Nominal Value NIS 0.01

(Title of Class of Securities)

M85548 101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.M85548 101	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Elchanan Jaglom
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland; Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,753,339 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,753,339 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,339 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of (i) 2,434,787 Ordinary Shares held by Samson Capital, LLC and (ii) 318,552 Ordinary Shares held by Hancock LLC, with respect to which the Reporting Person may be deemed to possess shared voting and dispositive power. The Reporting Person is party to an agreement pursuant to which he has the right to independently make decisions as to voting and disposition of 969,138 of the Ordinary Shares held by Samson Capital, LLC, without having to consult with any other person.  See Item 4.

The beneficial ownership of the Issuer’s Ordinary Shares by Samson Capital, LLC, which as of December 31, 2017 was below 5% of the issued and outstanding Ordinary Shares, was separately reported in a Schedule 13G (as amended) jointly filed by Samson Capital LLC and another reporting person on February 14, 2018.

(2)
This percentage is based on 53,630,699 Ordinary Shares issued and outstanding as of December 31, 2017 (based on information provided to the Reporting Person by the Issuer upon the inquiry of the Reporting Person).

Page 2 of 6 Pages

This Amendment No. 7 (as defined in Item 2(a) below) is being filed by the Reporting Person (as defined in Item 2(a) below) for the sole purpose of correcting the number of Ordinary Shares (as defined in Item 2(d) below) that were reported as owned by the Reporting Person as of December 31, 2017, as reflected in Amendment No. 6 (as defined in Item 2(d) below), which was filed on February 14, 2018. Inadvertently, the number of Ordinary Shares beneficially owned by the Reporting Person as of December 31, 2017 was reported in Amendment No. 6 as 2,955,625, constituting 5.5% of the outstanding Ordinary Shares, of which 520,838 Ordinary Shares were reported as held by Hancock LLC. In actuality, the Reporting Person beneficially owned 2,753,339 Ordinary Shares, constituting 5.1% of the outstanding Ordinary Shares, as of December 31, 2017, of which 318,552 Ordinary Shares were then held by Hancock LLC. This Amendment No. 7 does not otherwise modify or amend Amendment No. 6 in any other manner.

Item 1(a).  Name of Issuer:

The name of the issuer is Stratasys Ltd. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The Issuer has dual principal executive offices, located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel and 7665 Commerce Way, Eden Prairie, Minnesota 55344.

Item 2(a).  Name of Person Filing:

Elchanan Jaglom, who is filing this Amendment No. 7 (“Amendment No. 7”) to the Statement of Beneficial Ownership on Schedule 13G originally filed on February 14, 2013 (the “Original Statement”), as previously amended by Amendment No. 1 thereto, filed on February 12, 2014 (“Amendment No. 1”), Amendment No. 2 thereto, filed on February 13, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on February 13, 2015 (“Amendment No. 3”), Amendment No. 4 thereto, filed on February 11, 2016, Amendment No. 5 thereto, filed on February 14, 2017 (“Amendment No. 5”), and Amendment No. 6 thereto, filed on February 14, 2018 (“Amendment No. 6”), is referred to herein as the “Reporting Person.”

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is c/o Stratasys Ltd., 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel

Item 2(c).   Citizenship:

The Reporting Person is a citizen of each of Switzerland and the State of Israel.

Item 2(d).   Title of Class of Securities:

This Amendment No. 7 relates to the ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).    CUSIP Number:

The CUSIP number of the Ordinary Shares is M85548 101.

Page 3 of 6 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 2,753,339 Ordinary Shares*

(b)  Percent of class: 5.1%**

(c)  Number of shares as to which the person has:

(i)         Sole power to vote or to direct the vote: 0

(ii)        Shared power to vote or to direct the vote: 2,753,339*

(iii)       Sole power to dispose of or to direct the disposition of: 0

(iv)       Shared power to dispose of or to direct the disposition of:  2,753,339*

* Comprised of: (x) 2,434,787 Ordinary Shares held by Samson Capital LLC, a Delaware limited liability company (“Samson Capital”), for which Elchanan Jaglom may be deemed to share voting and dispositive power due to his role in the management of Samson Capital as a managing member thereof; and (y) 318,552 Ordinary Shares held by Hancock LLC, a California limited liability company (“Hancock”), for which Mr. Jaglom may be deemed to share voting and dispositive power due to his serving as a director of a company that holds a 99.9% membership interest in Hancock (the “Hancock Member”). Mr. Jaglom is party to an agreement pursuant to which he has the right to independently make decisions as to voting and disposition of 969,138 of the Ordinary Shares held by Samson Capital, LLC, without having to consult with any other person.  The Hancock Member has the right to independently make decisions as to voting and disposition of all of the Ordinary Shares held by Hancock.  Mr. Jaglom disclaims beneficial ownership of all of the Ordinary Shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

** The percentage beneficial ownership reflected in this Amendment No. 7 is based on 53,630,699 Ordinary Shares issued and outstanding as of December 31, 2017 (based on information provided to the Reporting Person by the Issuer upon the inquiry of the Reporting Person).

 Samson Capital, which (as of December 31, 2017) continued to beneficially own less than 5% of the issued and outstanding Ordinary Shares, reported its beneficial ownership as of December 31, 2017 in a separate Statement of Beneficial Ownership on Schedule 13G (as amended) that it filed jointly with another reporting person on February 14, 2018.

Page 4 of 6 Pages

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

                   The various members of Samson Capital have the right to receive dividends from, and proceeds from the sale of, the 2,434,787 Ordinary Shares held by Samson Capital.

The shareholders of the Hancock Member have the right to receive a portion of the dividends from, and proceeds from the sale of, the 318,552 Ordinary Shares held by Hancock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security BeingReported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.     Certifications.

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elchanan Jaglom ELCHANAN JAGLOM

Dated: February 11, 2019

Page 6 of 6 Pages